UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) January 25, 2006

PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of	1-5532-99	(I.R.S. Employer
incorporation or organization)		Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 - Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

(d) Appointment of Directors

On January 25, 2006, the Board of Directors of Portland General Electric Company (the Board) increased the size of the Board to 11 members and appointed the following new directors:

- David A. Dietzler — Retired Partner of the Pacific Northwest audit practice of KPMG, LLP

- Mark B. Ganz — President and Chief Executive Officer of the Regence Group, a parent organization of various companies offering insurance products and services under the BlueCross and BlueShield trademarks

- Robert G. Miller — Chairman of Rite Aid Corporation

- M. Lee Pelton — President of Willamette University, Salem, Oregon

- Maria M. Pope — Vice President-General Manager of the Wood Products Division of Pope & Talbot, Inc., a pulp and wood products company

- Robert T. F. Reid — Chair and Director of British Columbia Transmission Corporation

There are no arrangements or understandings between any of the new directors and any other persons pursuant to which each person was selected as a director. Board committee assignments have not yet been determined for the new directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>PORTLAND GENERAL ELECTRIC COMPANY</u>
(Registrant)

January 25, 2006   By: /s/ James J. Piro
James J. Piro
Executive Vice President, Finance
Chief Financial Officer and
Treasurer

January 25, 2006   By: /s/ Kirk M. Stevens
Kirk M. Stevens
Controller
and Assistant Treasurer